

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 4, 2010

via U.S. mail and facsimile

Robert D. Wachob, CEO
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

>   **RE: Rogers Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Schedule 14A Filed on March 20, 2009**
>   **File No. 1-4347**

Dear Mr. Wachob:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, , or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Jessica Kane, Staff Attorney, at (202) 551-3235, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, if you have questions regarding the comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief